VAPOTHERM, INC.

100 Domain Drive

Exeter, New Hampshire 03833

February 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jordan Nimitz

Re:	Vapotherm, Inc. Registration Statement on Form S-3 (File No. 333-269561)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Vapotherm, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-269561) (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on February 13, 2023, or as soon as possible thereafter. The Company hereby authorizes Tom Danielski, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Tom Danielski of Ropes & Gray LLP, counsel to the Company, at (617) 235-4961.

Very truly yours,

VAPOTHERM, INC.

By:	/s/ John Landry
John Landry
Chief Financial Officer